January 10, 2025

Michael Novogratz
Chief Executive Officer
Galaxy Digital Inc.
300 Vesey Street
New York, NY 10282

       Re: Galaxy Digital Inc.
           Amendment No. 6 to Registration Statement on Form S-4
           Filed November 27, 2024
           File No. 333-262378
Dear Michael Novogratz:

        We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 6 to Registration Statement on Form S-4
Information About Galaxy
Our Products and Services, page 220

1. Please revise to identify which crypto assets listed in the chart beginning on page 223 have been identified by the SEC in various complaints as offered and sold as
       "securities."
       Please contact David Irving at 202-551-3321 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Sandra Hunter Berkheimer at 202-
551-3758 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets